WILCUMⱯ

El Condor, LLC

Wefunder crowdfunding priced round

SUBSCRIPTION AGREEMENT

Disclaimer

The securities are being offered pursuant to Section 4(A)(6) and Regulation Crowdfunding of the Securities Act of 1933, as amended (the "Securities Act") and have not been registered under the Securities Act or the securities laws of any State or any other jurisdiction. No Federal or State securities administrator has reviewed or passed on the accuracy or adequacy of the offering materials for these securities. There are significant restrictions on the transferability of the securities described herein and no resale market may be available after restrictions expire. The purchase of these securities involves a high degree of risk and should be considered only by persons who can bear the risk of the loss of their entire investment without a change in their lifestyle.

Article 1.   Background

The Undersigned understands that El Condor, LLC, a Delaware limited liability company (the "Company"), is conducting an offering (the "Offering") under the "Securities Act" as described above. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission (the "SEC") and may be amended from time to time (the "Form C"). The Company is offering to both accredited and non-accredited investors up to 3,000 (three thousand) non-participating preferred shares (each a "Share" and, collectively, the "Shares") at a purchase price of $100 (one hundred USD) per Share. The minimum amount to be raised in the Offering is $260,000 (two hundred sixty thousand USD) (the "Target Offering Amount") and the maximum amount to be raised in the offering is $300,000 (three hundred thousand USD) (the "Maximum Offering Amount"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the Wefunder crowdfunding (the "Portal"). The Portal is registered with the SEC as a funding portal and is a member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7.5% (seven and a half percent) of gross funds raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the Portal's website at www.wefunder.com.

Article 2.   Subscription

Subject to the terms of this Agreement and the Form C and related Offering Statement, the Undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the Undersigned's subscription amount as indicated through the Portal's platform divided by the purchase price and shall pay the aggregate purchase price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "Offering Deadline").

Article 3.   Closing

3.1   *Closing*. Subject to Section 3.2, the closing of the sale and purchase of the Shares pursuant to this Agreement (the "Closing") shall take place through the Portal within 10 (ten) business days after the Offering Deadline (the "Closing Date").

3.2   *Closing conditions*. The Closing is conditioned upon satisfaction of all the following conditions:
(a)   Prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(b)   At the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent, if any, in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount;

(c) The Company shall have filed its Certificate of Designation as an exhibit to the Form C with the Secretary of State of the State of Delaware; and

(d) The representations and warranties of the Company and the Undersigned contained in Articles 5 and 7 hereof shall be true and correct as of the Closing in all respects.

Article 4.   Termination

The Undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

Article 5.   Representations

The Undersigned represents and warrants to the Company and the Company's agents as follows:

1.1   The Undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The Undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the Undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the Undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Undersigned's investment in the Company.

1.2   The Undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

1.3   Including the amount set forth on the signature page hereto, in the past twelve-month (12-month) period, the Undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

1.4   The Undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the Undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

1.5   The Undersigned confirms that they are not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. The Undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the Undersigned's authority or suitability to invest in the Shares.

1.6   The Undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The Undersigned has had access to such information concerning the Company and the Offering as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

1.7   The Undersigned understands that, unless the Undersigned notifies the Company in writing to the contrary at or before the Closing, each of the Undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Undersigned.

1.8   The Undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the Undersigned.

1.9   The Undersigned understands that no Federal or State agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

1.10   The Undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Shares or (ii) made any representation to the Undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the Undersigned has made their own independent decision, alone or in consultation with their investment advisors, that the investment in the Shares is suitable and appropriate for the Undersigned.

1.11   The Undersigned has such knowledge, skill and experience in business, financial and investment matters that they are capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the Undersigned's own professional advisors, to the extent that they have deemed appropriate, the Undersigned has made their own tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement.

1.12   The Undersigned is acquiring the Shares solely for their own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The Undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Undersigned and of the other representations made by the Undersigned in this Agreement. The Undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the Undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

1.13   The Undersigned understands that the Shares are restricted from transfer for a period of time under applicable Federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain State restrictions may apply. The Undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the Undersigned understands that they must bear the economic risks of the investment in the Shares for an indefinite period of time.

1.14   The Undersigned agrees that they will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

1.15   If the Undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), they hereby represent and warrant to the Company that they have satisfied themselves as to the full observance of the laws of their jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within their jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Shares. The Undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

Article 6.   High risk investment

The Undesigned understands that an investment in the Offering involves a high degree of risk. They acknowledge that (i) any financial projections as may have been provided are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections are based upon assumptions which are subject to change and which are beyond the control of the Company; and (ii) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service, audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment.

Article 7.   Company representations

The Undersigned understands that upon issuance of any Shares, the Company will be deemed to have made following representations and warranties to them as of the date of such issuance:

7.1   *Corporate power*. The Company has been duly formed as limited liability company under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

7.2   *Enforceability*. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

7.3   *Valid issuance*. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Certificate of Formation of the Company, or under applicable State and Federal securities laws and liens or encumbrances created by or imposed by a subscriber.

7.4   *No conflict*. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Certificate of Formation, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

Article 8.   Investor rights

8.1   *Information rights*. Although the Undersigned will become member of the Company with no-voting rights as per the operating agreement of the Company, they will still benefit from the other membership rights as outlined in the operating agreement. That includes access, on a yearly basis and subject to confidentiality, to financial statements and reports, as well as any reasonably requested information regarding the Company's business, which will be distributed by the Company's manager members. The filing of an annual report on Form C/AR shall be deemed to satisfy the requirement to provide annual financial information described above.

8.2   *Confidentiality*. Anything in this Agreement to the contrary notwithstanding, no Undersigned by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. Each Undersigned agrees that they will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Undersigned's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring their investment in the Company.

8.3   *Participation right*
(a) *General*. Each Undersigned has a right of first offer to purchase shares of all (or any part) of any New Securities (as defined below) that the Company may from time to time issue after the date of this Agreement, provided, however, such Undersigned shall comply with the regulations of these future rounds.
(b) *Procedures*. If the Company proposes to undertake an issuance of New Securities, it shall give to each Undersigned a written notice of its intention (the "Notice"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities given in accordance with Section 8.3(b). Each Undersigned shall have ten (10) days from the date such Notice is effective to agree in writing to purchase, and state the quantity of, shares of such New Securities for the price and upon the general terms specified in the Notice.

(c) *New securities*. "New Securities" shall mean any common stock or preferred stock of the Company, whether now authorized or not, and rights, options or warrants to purchase such common stock or preferred stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such common stock or preferred stock; provided, however, that the term "New Securities" does not include: (a) shares of common stock issued or issuable upon conversion of the outstanding shares of all the series of the preferred stock; (b) shares of common stock or preferred stock issuable upon exercise of any options, warrants or rights to purchase any securities of the Company outstanding as of the date of this Agreement and any securities issuable upon the conversion thereof; (c) shares of common stock or preferred stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of common stock (or options, warrants or rights therefor) granted or issued hereafter to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Company's management; (e) shares of the Company's preferred stock issued pursuant to this Offering; (f) any other shares of common stock or preferred stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Company's managers; and (g) shares of common stock issued or issuable by the Company to the public pursuant to a registration statement or offering statement (under Regulation A) filed under the Securities Act.

Article 9.   Indemnification

The Undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of their failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the Undersigned's breach of any of their representations and warranties contained herein.

Article 10.   Obligations irrevocable

Following the Closing, the obligations of the undersigned shall be irrevocable.

Article 11.   Legend

The certificates, book entries or other form of notation representing the Shares sold pursuant to this Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

Article 12.   Governing law

Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

Article 13.   Submission to jurisdiction

With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

Article 14.   Entire agreement

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

Article 15. Waiver amendment

Neither this Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

Article 16. Waiver of jury trial

The Undersigned irrevocably waives any and all right to trial by jury with respect to any legal proceeding arising out of the transactions contemplated by this Agreement.

Article 17. Invalidity of specific provisions

If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

Article 18. Electronic execution and delivery

A digital reproduction, ".pdf" version or other reproduction of this Agreement may be executed by the parties hereto and delivered by electronic signature, electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

Article 19. Binding effect

The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

Article 20. Survival

All representations, warranties and covenants contained in this Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

Article 21. Notification of changes

The Undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the Closing of the purchase of the Shares pursuant to this Agreement, which would cause any representation, warranty, or covenant of the Undersigned contained in this Agreement to be false or incorrect.



In witness thereof, the parties have executed this Agreement as of _____.

Number of Shares: _____

Aggregate purchase price in USD: _____

COMPANY:
El Condor, LLC
_____

_____

Name: _____

Title: _____

SUBSCRIBER:
_____

_____

Name: _____

Title: _____

The Subscriber is an "accredited investor" as that term defined in Regulation D promulgated by the SEC under the Securities Act.
Please indicate yes or no by checking the appropriate box:

[   ] Accredited

[   ] Not accredited

SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT